May 6, 2013
VIA EDGAR TRANSMISSION

Mr. Terence O'Brien
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K
Filed December 28, 2012
File No. 1-9186
Dear Mr. O'Brien:
We have reviewed your letter of April 22, 2013 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the “Form 10-K”). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
Form 10-K for the year ended October 31, 2012
General

1.	Please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in the filing; that Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 6, 2013

Management's Discussion and Analysis, page 22
Off-Balance Sheet Arrangements, page 30

2.
We have read your response to comment 2 in our letter dated March 25, 2013. We understand and agree it is important to provide the user with information that is useful and relevant to the current trends of your business. However, given that "current trends", especially within the homebuilding industry, likely encompass several periods and even several years, it is not clear to us that the expanded disclosure requested related to material impairments recognized only in fiscal 2011 was no longer meaningful for the fiscal 2012 report. As your next Form 10-K continues to cover the impacted period, please ensure that, therein and in other future filings as applicable, your disclosure related to material items is, in the aggregate, useful, relevant and fully responsive to prior concerns previously communicated to you.

Response:
In future filings, we will ensure that our disclosure related to material items is, in the aggregate, useful, relevant and fully responsive to the staffs earlier comments.
Supplemental Guarantor Information, page F-45

3.	We have read your response to comment 3 in our letter dated March 25, 2013. We have the following comments related to your response and/or revised Rule 3-10 presentation:

(a) On the balance sheet, please present the intercompany advances (receivable) asset account separately from the equity investment in consolidated entities account. Refer to Rule 3-10(i) of Regulation S-X.
Response:
As a general rule, we capitalize Toll Brothers Finance Corp. (the "Subsidiary Issuer") and our guarantor and non-guarantor subsidiaries with minimal investment. At October 31, 2012, the aggregate amount of investments and advances in consolidated entities was $4,921 million. Of this $4,921 million, only $4.8 million was our capital investments in our subsidiaries. We do not believe that the breakout of our investments in our consolidated subsidiaries of $4.8 million on a separate line item in our consolidating balance sheet is material and that it would provide the reader of the financial statements with any useful information.

(b) The guarantor subsidiaries and non-guarantor subsidiaries have intercompany liabilities for fiscal years 2012 and 2011, so it appears that interest expense would be incurred on those liabilities. If so, it is not clear that the full amount of corresponding interest expense is presented in the interest expense line item in the income statement, given that, for 2012, the guarantor interest expense is nil and the non-guarantor interest expense appears low relative to the liability. For 2011, the guarantor interest expense appears low and the non-guarantor interest expense is nil. Please explain or revise.

Response:
As a general rule, substantially all of our interest is capitalized to inventory and is amortized when the inventory is sold or disposed. The amortization of capitalized interest is included in cost of revenues. This accounting policy is included in Note 1, "Significant Accounting Policies, Inventory" on page F-8 of Form 10-K. The accounting policy states: "The Company capitalizes certain interest costs to qualified inventory during the development and construction period of its communities in accordance with ASC 835-20, “Capitalization of Interest” (“ASC 835-20”). Capitalized interest is

Securities and Exchange Commission
May 6, 2013

charged to cost of revenues when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Consolidated Statement of Operations in the period incurred."

Of the $125.8 million and $114.8 million of interest incurred in fiscal 2012 and 2011, respectively, $3.4 million and $1.2 million, respectively, were applicable to our ancillary businesses and included in other income - net, and in fiscal 2011, $1.5 million was expensed directly to the statement of operations. In Note 3, Inventory on page F-16 of Form 10-K, we provide a table that shows interest incurred, capitalized and expensed.

(c) On the income statement, it does not appear that interest expense should be presented as a component of operating income (loss), given Rule 5-03 of Regulation S-X. Please explain or revise.

In future filings, we will revise our presentation of interest expense to reflect interest expense below the operating income (loss) line on our statement of operations.

(d) On the cash flow statement, it appears that the transactions in which the guarantor and non-guarantor subsidiaries are either receiving or paying back intercompany advances are debt repayment transactions. If so, the classification should be as financing activities by the guarantor and non-guarantor subsidiaries, instead of as investing activities. Please explain or revise. Conversely, since Toll Brothers, Inc. and the Subsidiary Issuer are the lenders, when cash is advanced to the subsidiaries and repayments on those advances are received, then those transactions should be classified as investing activities for these entities. Please explain or revise.
Response:
In future filings, we will disclose the receiving or paying back of intercompany advances as financing activities by the guarantor and non-guarantor subsidiaries, and cash advanced to the guarantor and non-guarantor subsidiaries and repayments on those advances by Toll Brothers, Inc. and the Subsidiary Issuer as investing activities.

(e) On the cash flow statement, please explain why the "(Increase) decrease in intercompany amounts" is shown as an operating cash flow, whereas the "Investment in and advances to unconsolidated entities" is shown as an investing activity. Please explain the difference between these two line items and reconcile these amounts to the 2011 and 2012 balance sheets.
Response:
The (increase) decrease in intercompany amounts represents the change in the advances made to our subsidiaries that are included in our consolidated and consolidating financial statements. The amounts shown as investments in unconsolidated entities are funds invested in entities for which we do not have control and the financial statements are not included in our consolidated and consolidating financial statements but are accounted for using the equity method of accounting. Please see our response to Comment #3(d) above regarding the classification of the increase/decrease in intercompany amounts. As requested, the reconciliations of our investments in unconsolidated entities and consolidated entities for fiscal 2011 and 2012, are presented in Exhibit A to this letter.

Securities and Exchange Commission
May 6, 2013

(f) Please clarify whether any component of the intercompany advances assets shown on the balance sheet are non-interest bearing. If so, please quantify the balance therefor and tell us how you determined that these non-interest bearing components constitute assets instead of capital transactions.
Response:
All intercompany advances are non-interest bearing. We do not consider any advances to our subsidiaries as capital transactions but temporary advances that will be repaid from the operations of the subsidiary.

(g) Please provide us a revised draft of your Rule 3-10 data for fiscals 2011 and 2012 assuming you have made the above changes, and include those changes made in your initial response.
Response:
As requested, the revised draft of our Rule 3-10 data, to be included in future filings, as of and for the years ended October 31, 2012 and 2011, reflecting the above referenced changes and the changes included in our letter dated April 5, 2013, is attached to this letter as Exhibit B.

*                                                                                  *                                                                                  *
We are grateful for your assistance in this matter. Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting officer

Securities and Exchange Commission
May 6, 2013
Exhibit A (Page 1)

Rollfoward of Investments in Consolidated Entities (amounts in thousands)

	For the year ended October 31, 2012
	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Investments in and advances to consolidated entities, beginning of year	$2,694,419	$1,508,550	$(727,258)	$(477,322)

Income from consolidated entities	112,981		26,835
Intercompany advances	15,652	584,260	(472,831)	(155,174)

Investments in and advances to consolidated entities, end of year	$2,823,052	$2,092,810	$(1,173,254)	$(632,496)

	For the year ended October 31, 2011
	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Investments in and advances to consolidated entities, beginning of year	$2,578,195	$1,562,109	$(871,125)	$(315,074)

Loss from consolidated entities	(29,229)		(5,374)
Intercompany advances	145,453	(53,559)	149,241	(162,248)

Investments in and advances to consolidated entities, end of year	$2,694,419	$1,508,550	$(727,258)	$(477,322)

Securities and Exchange Commission
May 6, 2013
Exhibit A (Page 2)

Rollfoward of Investments in Unconsolidated Entities (amounts in thousands)

	For the year ended October 31, 2012			For the year ended October 31, 2011
	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Total	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Total

Investments in and advances to unconsolidated entities, beginning of year	$86,481	$39,874	$126,355	$116,247	$82,195	$198,442
Recovery (Impairment of investments in unconsolidated entities	2,311		2,311	(15,170)	(25,700)	(40,870)
Income from unconsolidated entities	13,724	7,557	21,281	21,299	18,377	39,676
Distribution of earnings from unconsolidated entities	(5,258)		(5,258)	(12,747)	666	(12,081)
Investments in unconsolidated entities	3,637	213,523	217,160	70	62	132
Return of investments in unconsolidated entities	(32,659)	(5,709)	(38,368)	(23,859)	(19,450)	(43,309)
Non-cash items:
Transfer of inventory to investment in unconsolidated entities		5,792	5,792			—
Reclassification of deferred income from investment in unconsolidated entities to accrued liabilities	2,943		2,943			—
Unrealized loss on derivative held by equity investee	(875)		(875)			—
Reduction in investment in unconsolidated entities due to reduction of letters of credit or accrued liabilities		(448)	(448)		(13,423)	(13,423)
Other non-cash transactions	(159)	(117)	(276)	641	(2,853)	(2,212)
Investments in and advances to unconsolidated entities, end of year	$70,145	$260,472	$330,617	$86,481	$39,874	$126,355

Securities and Exchange Commission
May 6, 2013
Exhibit B (Page 1)

Consolidating Balance Sheet at October 31, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	—	—	711,375	67,449	—	778,824
Marketable securities			378,858	60,210		439,068
Restricted cash	28,268		17,561	1,447		47,276
Inventory			3,527,677	233,510		3,761,187
Property, construction and office equipment, net			106,963	3,008		109,971
Receivables, prepaid expenses and other assets	134	15,130	77,175	68,300	(16,181)	144,558
Mortgage loans held for sale				86,386		86,386
Customer deposits held in escrow			27,312	2,267		29,579
Investments in and advances to unconsolidated entities			70,145	260,472		330,617
Investments in distressed loans				37,169		37,169
Investments in foreclosed real estate				58,353		58,353
Investments in and advances to consolidated entities	2,823,052	2,092,810	4,740		(4,920,602)	—
Deferred tax assets, net of valuation allowances	358,056					358,056
	3,209,510	2,107,940	4,921,806	878,571	(4,936,783)	6,181,044
LIABILITIES AND EQUITY
Liabilities:
Loans payable			69,393	30,424		99,817
Senior notes		2,032,335			48,128	2,080,463
Mortgage company warehouse loan				72,664		72,664
Customer deposits			136,225	6,752		142,977
Accounts payable			99,889	22		99,911
Accrued expenses		27,476	341,233	119,244	(11,603)	476,350
Advances from consolidated entities			1,177,994	632,496	(1,810,490)	—
Income taxes payable	82,991			(2,000)		80,991
Total liabilities	82,991	2,059,811	1,824,734	859,602	(1,773,965)	3,053,173
Equity:
Stockholders’ equity:
Common stock	1,687		48	3,006	(3,054)	1,687
Additional paid-in capital	404,418	49,400		1,734	(51,134)	404,418
Retained earnings	2,721,397	(1,271)	3,101,833	8,068	(3,108,630)	2,721,397
Treasury stock, at cost	(983)					(983)
Accumulated other comprehensive loss			(4,809)	(10)		(4,819)
Total stockholders’ equity	3,126,519	48,129	3,097,072	12,798	(3,162,818)	3,121,700
Noncontrolling interest				6,171		6,171
Total equity	3,126,519	48,129	3,097,072	18,969	(3,162,818)	3,127,871
	3,209,510	2,107,940	4,921,806	878,571	(4,936,783)	6,181,044

Securities and Exchange Commission
May 6, 2013
Exhibit B (Page 2)

Consolidating Balance Sheet at October 31, 2011 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	—	—	775,300	131,040	—	906,340
Marketable securities			233,572			233,572
Restricted cash			19,084	676		19,760
Inventory			2,911,211	505,512		3,416,723
Property, construction and office equipment, net			77,001	22,711		99,712
Receivables, prepaid expenses and other assets		6,768	74,980	26,067	(2,239)	105,576
Mortgage loans held for sale				63,175		63,175
Customer deposits held in escrow			10,682	4,177		14,859
Investments in and advances to unconsolidated entities			86,481	39,874		126,355
Investments in distressed loans				63,235		63,235
Investments in foreclosed real estate				5,939		5,939
Investments in and advances to consolidated entities	2,694,419	1,508,550	4,737		(4,207,706)	—
	2,694,419	1,515,318	4,193,048	862,406	(4,209,945)	5,055,246
LIABILITIES AND EQUITY
Liabilities:
Loans payable			61,994	44,562		106,556
Senior notes		1,490,972				1,490,972
Mortgage company warehouse loan				57,409		57,409
Customer deposits			71,388	12,436		83,824
Accounts payable			96,645	172		96,817
Accrued expenses		24,346	320,021	178,965	(2,281)	521,051
Advances from consolidated entities			731,995	477,322	(1,209,317)	—
Income taxes payable	108,066			(2,000)		106,066
Total liabilities	108,066	1,515,318	1,282,043	768,866	(1,211,598)	2,462,695
Equity:
Stockholders’ equity:
Common stock	1,687		3,054	2,003	(5,057)	1,687
Additional paid-in capital	400,382		1,366	2,734	(4,100)	400,382
Retained earnings	2,234,251		2,909,487	82,605	(2,992,092)	2,234,251
Treasury stock, at cost	(47,065)					(47,065)
Accumulated other comprehensive loss	(2,902)		(2,902)		2,902	(2,902)
Total stockholders’ equity	2,586,353	—	2,911,005	87,342	(2,998,347)	2,586,353
Noncontrolling interest				6,198		6,198
Total equity	2,586,353	—	2,911,005	93,540	(2,998,347)	2,592,551
	2,694,419	1,515,318	4,193,048	862,406	(4,209,945)	5,055,246

Securities and Exchange Commission
May 6, 2013
Exhibit B (Page 3)

Consolidating Statement of Operations for the fiscal year ended October 31, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			1,880,908	79,850	(77,977)	1,882,781
Cost of revenues			1,523,074	22,736	(13,715)	1,532,095
Selling, general and administrative	95	2,965	307,292	41,055	(64,150)	287,257
	95	2,965	1,830,366	63,791	(77,865)	1,819,352
Income (loss) from operations	(95)	(2,965)	50,542	16,059	(112)	63,429
Other:
Income from unconsolidated entities			16,035	7,557		23,592
Other income - net	56		19,569	3,795	2,501	25,921
Intercompany interest income		116,835			(116,835)	—
Interest expense		(115,141)		(576)	115,717	—
Income from consolidated subsidiaries	112,981		26,835		(139,816)	—
Income before income tax benefit (provision)	112,942	(1,271)	112,981	26,835	(138,545)	112,942
Income tax (benefit) provision	(374,204)		25,805	6,129	(31,934)	(374,204)
Net income	487,146	(1,271)	87,176	20,706	(106,611)	487,146

Consolidating Statement of Operations for the fiscal year ended October 31, 2011 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			1,445,148	105,364	(74,631)	1,475,881
Cost of revenues			1,217,512	57,617	(14,359)	1,260,770
Selling, general and administrative	137	1,345	270,605	42,131	(52,863)	261,355
	137	1,345	1,488,117	99,748	(67,222)	1,522,125
Income (loss) from operations	(137)	(1,345)	(42,969)	5,616	(7,409)	(46,244)
Other:
Income from unconsolidated entities			6,129	(7,323)		(1,194)
Other income - net			14,489	(3,667)	12,581	23,403
Intercompany interest income		108,776			(108,776)	—
Interest expense		(103,604)	(1,504)		103,604	(1,504)
Expenses related to early retirement of debt		(3,827)				(3,827)
Income from consolidated subsidiaries	(29,229)		(5,374)		34,603	—
Income before income tax benefit (provision)	(29,366)	—	(29,229)	(5,374)	34,603	(29,366)
Income tax (benefit) provision	(69,161)		(68,837)	(12,656)	81,493	(69,161)
Net income	39,795	—	39,608	7,282	(46,890)	39,795

Securities and Exchange Commission
May 6, 2013
Exhibit B (Page 4)

Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2012 ($ in thousands)

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow (used in) provided by operating activities:
Net income (loss)	487,146	(1,271)	87,176	20,706	(106,611)	487,146
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	22	5,036	18,459	340	(1,271)	22,586
Stock-based compensation	15,575					15,575
Recovery of investment in unconsolidated entities			(2,311)			(2,311)
Excess tax benefits from stock-based compensation	(5,776)					(5,776)
Income from unconsolidated entities			(13,724)	(7,557)		(21,281)
Distributions of earnings from unconsolidated entities			5,258			5,258
Income from consolidated subsidiaries	(112,981)		(26,835)		139,816	—
Income from non-performing loan portfolios and foreclosed real estate				(12,444)		(12,444)
Deferred tax benefit	41,810					41,810
Deferred tax valuation allowances	(394,718)					(394,718)
Inventory impairments and write-offs			14,739			14,739
Change in fair value of mortgage loans receivable and derivative instruments				(670)		(670)
Gain on sale of marketable securities			(40)			(40)
Changes in operating assets and liabilities
Increase in inventory			(111,788)	(84,160)		(195,948)
Origination of mortgage loans				(651,618)		(651,618)
Sale of mortgage loans				629,397		629,397
Decrease (increase) in restricted cash	(28,268)		1,523	(771)		(27,516)
(Increase) decrease in receivables, prepaid expenses and other assets	1,483	(1,331)	(255,019)	219,833	1,112	(33,922)
Increase (decrease) in customer deposits			48,157	(3,774)		44,383
(Decrease) increase in accounts payable and accrued expenses	(2,584)	3,130	5,363	(59,493)	(4,953)	(58,537)
Decrease in current income taxes payable	(25,075)					(25,075)
Net cash (used in) provided by operating activities	(23,366)	5,564	(229,042)	49,789	28,093	(168,962)
Cash flow used in investing activities:
Purchase of property and equipment — net			(13,706)	(789)		(14,495)
Purchase of marketable securities			(519,737)	(60,221)		(579,958)
Sale and redemption of marketable securities			368,253			368,253
Investment in and advances to unconsolidated entities			(3,637)	(213,523)		(217,160)
Return of investments in unconsolidated entities			32,659	5,709		38,368
Investment in non-performing loan portfolios and foreclosed real estate				(30,090)		(30,090)
Return of investments in non-performing loan portfolios and foreclosed real estate				16,707		16,707
Acquisition of a business			(144,746)			(144,746)
Intercompany advances	(15,652)	(584,260)			599,912	—
Net cash used in investing activities	(15,652)	(584,260)	(280,914)	(282,207)	599,912	(563,121)
Cash flow provide by (used in) financing activities:
Net proceeds from issuance of senior notes		578,696				578,696
Proceeds from loans payable				1,002,934		1,002,934
Principal payments of loans payable			(26,800)	(989,281)		(1,016,081)
Proceeds from stock-based benefit plans	33,747					33,747
Excess tax benefits from stock-based compensation	5,776					5,776
Purchase of treasury stock	(505)					(505)
Intercompany advances			472,831	155,174	(628,005)	—
Net cash provided by (used in) financing activities	39,018	578,696	446,031	168,827	(628,005)	604,567
Net decrease in cash and cash equivalents	—	—	(63,925)	(63,591)	—	(127,516)
Cash and cash equivalents, beginning of year	—	—	775,300	131,040	—	906,340
Cash and cash equivalents, end of year	—	—	711,375	67,449	—	778,824

Securities and Exchange Commission
May 6, 2013
Exhibit B (Page 5)

Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2011 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow (used in) provided by operating activities:
Net income (loss)	39,795	—	39,608	7,282	(46,890)	39,795
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization		3,210	19,343	589		23,142
Stock-based compensation	12,494					12,494
Impairment of investment in unconsolidated entities			15,170	25,700		40,870
Income from unconsolidated entities			(21,299)	(18,377)		(39,676)
Distributions of earnings from unconsolidated entities			12,747	(666)		12,081
Loss from consolidated subsidiaries	29,229		5,374		(34,603)	—
Income from non-performing loan portfolios and foreclosed real estate				(5,113)		(5,113)
Deferred tax benefit	(18,188)					(18,188)
Deferred tax valuation allowances	18,188					18,188
Inventory impairments and write-offs			51,837			51,837
Change in fair value of mortgage loans receivable and derivative instruments				475		475
Expenses related to early retirement of debt		3,827				3,827
Changes in operating assets and liabilities
Increase in inventory			(89,869)	(125,869)		(215,738)
Origination of mortgage loans				(630,294)		(630,294)
Sale of mortgage loans				659,610		659,610
Decrease (increase) in restricted cash			41,822	(676)		41,146
(Increase) decrease in receivables, prepaid expenses and other assets	(146)		(124,022)	111,903	743	(11,522)
Increase (decrease) in customer deposits			1,677	11,498		13,175
(Decrease) increase in accounts payable and accrued expenses	2,287	(1,759)	80,257	(111,272)	1,863	(28,624)
Decrease in income tax refund recoverable	141,590					141,590
Decrease in current income taxes payable	(56,225)					(56,225)
Net cash (used in) provided by operating activities	169,024	5,278	32,645	(75,210)	(78,887)	52,850
Cash flow used in investing activities:
Purchase of property and equipment — net			(6,658)	(2,895)		(9,553)
Purchase of marketable securities			(452,864)			(452,864)
Sale and redemption of marketable securities			408,831			408,831
Investment in and advances to unconsolidated entities			(70)	(62)		(132)
Return of investments in unconsolidated entities			23,859	19,450		43,309
Investment in non-performing loan portfolios and foreclosed real estate				(66,867)		(66,867)
Return of investments in non-performing loan portfolios and foreclosed real estate				2,806		2,806
Intercompany advances	(145,453)	53,559			91,894	—
Net cash used in investing activities	(145,453)	53,559	(26,902)	(47,568)	91,894	(74,470)
Cash flow provide by (used in) financing activities:
Proceeds from loans payable				921,251		921,251
Principal payments of loans payable			(11,589)	(941,032)		(952,621)
Redemption of senior notes		(58,837)				(58,837)
Proceeds from stock-based benefit plans	25,531					25,531
Purchase of treasury stock	(49,102)					(49,102)
Change in noncontrolling interest				2,678		2,678
Intercompany advances			(149,241)	162,248	(13,007)	—
Net cash provided by (used in) financing activities	(23,571)	(58,837)	(160,830)	145,145	(13,007)	(111,100)
Net decrease in cash and cash equivalents	—	—	(155,087)	22,367	—	(132,720)
Cash and cash equivalents, beginning of year	—	—	930,387	108,673	—	1,039,060
Cash and cash equivalents, end of year	—	—	775,300	131,040	—	906,340